Exhibit 12.1

LodgeNet Interactive Corporation and Subsidiaries

Statement Regarding Computation of Ratios (Unaudited)

(Dollar amounts in thousands, except ratios)

Computation of Coverage of Fixed Charges and Preferred Stock Dividends

	2012	2011	2010	2009	2008
Net loss	$(134,287)	$(631)	$(11,685)	$(10,155)	$(48,418)

Add:
Provision (Benefit) for income taxes	3,693	(2,622)	834	763	849
Fixed charges (see below)	35,375	39,293	41,235	43,435	45,215
Earnings available to cover fixed charges	$(95,219)	$36,040	$30,384	$34,043	$(2,354)

Fixed charges (1):
Interest	$25,301	$31,206	$33,537	$38,092	$42,551
Amortization of debt costs	4,084	1,807	1,275	1,575	1,810
Interest portion of rentals	433	536	673	654	854
	29,818	33,549	35,485	40,321	45,215
Preferred stock dividends	5,557	5,744	5,750	3,114	-
Total fixed charges and preferred stock dividends	$35,375	$39,293	$41,235	$43,435	$45,215

(Deficiency) Earnings in the coverage of fixed charges	$(125,037)	$2,491	$(5,101)	$(6,278)	$(47,569)
Deficiency in the coverage of fixed charges and
preferred stock dividends	$(130,594)	$(3,253)	$(10,851)	$(9,392)	$(47,569)

Ratio of earnings to fixed charges	-	1.07	-	-	-
Ratio of earnings to fixed charges and preferred stock dividends	-	-	-	-	-

(1)                                 Fixed charges consist of interest expensed, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of the interest within rental expense.  The Company believes that it is reasonable to estimate one-third of rental expense is interest expense.